   AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON NOVEMBER 15, 1995
                                                       REGISTRATION NO. 33-
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                    FORM S-3
                             REGISTRATION STATEMENT
                                     UNDER
                           THE SECURITIES ACT OF 1933
                            ------------------------

                        COEUR D'ALENE MINES CORPORATION
             (EXACT NAME OF REGISTRANT AS SPECIFIED IN ITS CHARTER)

                           IDAHO                                                     82-0109423
      (STATE OR OTHER JURISDICTION OF INCORPORATION OR                  (I.R.S. EMPLOYER IDENTIFICATION NO.)
                        ORGANIZATION)
              400 COEUR D'ALENE MINES BUILDING                                   DENNIS E. WHEELER
                      505 FRONT AVENUE                                         CHAIRMAN OF THE BOARD,
                 COEUR D'ALENE, IDAHO 83814                            PRESIDENT AND CHIEF EXECUTIVE OFFICER
                        208-667-3511                                      COEUR D'ALENE MINES CORPORATION
                (ADDRESS, INCLUDING ZIP CODE                              400 COEUR D'ALENE MINES BUILDING
              AND TELEPHONE NUMBER, INCLUDING                                     505 FRONT AVENUE
                 AREA CODE, OF REGISTRANT'S                                  COEUR D'ALENE, IDAHO 83814
                PRINCIPAL EXECUTIVE OFFICES)                                        208-667-3511
                                                             (NAME, ADDRESS, INCLUDING ZIP CODE, AND TELEPHONE NUMBER,
                                                                     INCLUDING AREA CODE, OF AGENT FOR SERVICE)

                            ------------------------

                    PLEASE SEND COPIES OF COMMUNICATIONS TO:

                   WALTER FREEDMAN, ESQ.                                       DAVID G. ORMSBY, ESQ.
              FREEDMAN, LEVY, KROLL & SIMONDS                                 CRAVATH, SWAINE & MOORE
               1050 CONNECTICUT AVENUE, N.W.                                      WORLDWIDE PLAZA
                   WASHINGTON, D.C. 20036                                        825 EIGHTH AVENUE
                                                                                NEW YORK, N.Y. 10019

    APPROXIMATE DATE OF COMMENCEMENT OF PROPOSED SALE TO PUBLIC: From time to time after the effective date of this Registration Statement.

    If the only securities being registered on this Form are being offered pursuant to dividend or interest reinvestment plans, please check the following box. / /

    If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, other than securities offered only in connection with dividend or interest reinvestment plans, check the following box. /X/

    If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. / /

    If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. / /

    If the delivery of this prospectus is expected to be made pursuant to Rule 434, please check the following box. / /

                        CALCULATION OF REGISTRATION FEE


====================================================================================================================================
                                                                                     PROPOSED         PROPOSED
                                                                                      MAXIMUM          MAXIMUM
                                                                                     OFFERING         AGGREGATE       AMOUNT OF
                TITLE OF EACH CLASS OF                        AMOUNT TO BE             PRICE          OFFERING       REGISTRATION
             SECURITIES TO BE REGISTERED                       REGISTERED          PER SHARE(1)       PRICE(1)           FEE
------------------------------------------------------------------------------------------------------------------------------------
Common Stock, par value $1.00 per share...............     4,864,179 shares(2)        $ 18.75        $91,203,356       $ 31,449
------------------------------------------------------------------------------------------------------------------------------------
Common Stock Purchase Rights..........................             (3)                                                  None
====================================================================================================================================

(1) Estimated solely for the purpose of determining the registration fee pursuant to Rule 457(c), based on the average of the high and low sales prices of the Common Stock on the New York Stock Exchange on November 9, 1995.
(2) Maximum number of shares issuable upon conversion of $74,957,000 principal amount of the Registrant's 7% Convertible Subordinated Debentures Due 2002 outstanding at the close of business on November 15, 1995.
(3) Common Stock Purchase Rights will be issued in a number equal to the number of shares of Common Stock to be issued for no additional consideration and, therefore, no registration fee is required. Prior to the occurrence of certain events, the Common Stock Purchase Rights will not be exercisable or evidenced separately from the Common Stock.
                            ------------------------

    THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(A) OF THE SECURITIES ACT OF 1933 OR UNTIL THE REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE COMMISSION, ACTING PURSUANT TO SECTION 8(A), MAY DETERMINE.

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

PROSPECTUS

                                4,864,179 SHARES

                    [COEUR D'ALENE MINES CORPORATION LOGO]

[LOGO]                            COMMON STOCK

                            ------------------------

    This Prospectus covers the issuance of a maximum of 4,864,179 shares of common stock, par value $1.00 per share (the "Common Stock"), of Coeur d'Alene Mines Corporation (the "Company") under the standby arrangements described herein under "Standby Arrangements" and the reoffering of any Common Stock issued upon conversion of the Company's outstanding 7% Convertible Subordinated Debentures Due 2002 (the "Debentures") into Common Stock by UBS Securities Inc. (the "Purchaser") or pursuant to such standby arrangements.

    On November 15, 1995, the Company called for redemption on December 15, 1995 (the "Redemption Date") the $74,957,000 principal amount of outstanding Debentures at a redemption price of 107% of the principal amount of Debentures (the "Redemption Price"). Debentureholders of record at the close of business on November 30, 1995 also will be entitled to the $35 semi-annual interest payment payable on the Redemption Date for each $1,000 principal amount of Debentures. The Debentures (or any portion thereof which is $1,000 or an integral multiple thereof) may be converted into the Common Stock of the Company at a conversion price of $15.41 of principal amount of Debentures per share of Common Stock or approximately 64.9 shares of Common Stock for each $1,000 principal amount of Debentures at any time prior to 5:00 p.m. Eastern Standard Time on December 14, 1995 (the "Expiration Time"). Cash will be paid in lieu of any fractional shares of Common Stock issuable upon conversion of the Debentures.

    Reference is made to "Risk Factors" on pages 4-6 hereof for a discussion of risk factors that should be considered by prospective investors.

    The Company has made arrangements with the Purchaser pursuant to which the Purchaser has agreed to purchase from the Company the number of shares (the "Redemption Shares") of Common Stock that would have been issuable upon conversion of the Debentures that are not surrendered for conversion on or prior to the Expiration Time. The Redemption Shares will be purchased from the Company by the Purchaser at a price per share of $16.49 (i.e., $1,070 / 64.9). The Purchaser has agreed to remit to the Company 50% of the amount, if any, by which the aggregate net proceeds received by the Purchaser from sales of the Redemption Shares exceeds the aggregate purchase price of the Redemption Shares. The Purchaser may also purchase Debentures in the open market or otherwise prior to the Expiration Time. See "Standby Arrangements" for a description of the Purchaser's compensation and indemnification arrangements with the Company.

    On November 14, 1995, the closing sale price of the Common Stock as reported on the New York Stock Exchange Composite Tape was $18.50 per share. So long as the market price of the Common Stock is greater than $16.49 per share at the time of conversion, a holder of Debentures who exercises such holder's conversion rights after November 30, 1995, will receive Common Stock, accrued interest and cash in lieu of any fractional share with a total market value greater than the amount of cash the holder would otherwise be entitled to receive upon the redemption of the Debentures, before deducting any applicable sales costs or transfer taxes, if any.

    Prior to, on or after the Redemption Date, the Purchaser may offer shares of Common Stock pursuant to this Prospectus directly to the public, at prices set from time to time by it, including shares acquired through conversion of Debentures acquired by the Purchaser. In effecting such transactions, the Purchaser may realize profits or losses independent of the compensation referred to under "Standby Arrangements." The Purchaser may also make sales to dealers at prices which represent concessions from the prices at which such shares are then being offered to the public. The amount of such concessions will be determined from time to time by the Purchaser. Any Common Stock so offered is offered subject to prior sale, when, as and if received by the Purchaser, and subject to its right to reject orders in whole or in part. This Prospectus does not constitute an offer to sell any securities other than the Common Stock offered by the Purchaser.

    The outstanding shares of Common Stock and the shares offered hereby are listed on the New York Stock Exchange.
                            ------------------------
THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND
 EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS THE SECURITIES
  AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION PASSED UPON THE
    ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE
     CONTRARY IS A CRIMINAL OFFENSE.
                            ------------------------

                              UBS SECURITIES INC.

November 15, 1995.

     IN CONNECTION WITH THIS OFFERING, THE PURCHASER MAY OVER-ALLOT OR EFFECT TRANSACTIONS WHICH STABILIZE OR MAINTAIN THE MARKET PRICE OF THE DEBENTURES OR THE COMMON STOCK AT LEVELS ABOVE THOSE WHICH MIGHT OTHERWISE PREVAIL IN THE OPEN MARKET. SUCH TRANSACTIONS MAY BE EFFECTED ON THE NEW YORK STOCK EXCHANGE, IN THE OVER-THE-COUNTER MARKET OR OTHERWISE. SUCH STABILIZING, IF COMMENCED, MAY BE DISCONTINUED AT ANY TIME.

                             AVAILABLE INFORMATION

     Coeur d'Alene Mines Corporation (together with its consolidated subsidiaries, the "Company") is subject to the informational requirements of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and, in accordance therewith, files reports, proxy statements and other information with the Securities and Exchange Commission (the "Commission"). Reports, proxy statements and other information filed with the Commission can be inspected and copied at the Commission's public reference facilities at 450 Fifth Street, N.W., Washington, D.C. 20549 and at the Commission's regional offices at Northwestern Atrium Center, 500 West Madison Street, Suite 1400, Chicago, Illinois 60661-2511 and 7 World Trade Center, New York, New York 10048. Copies of such material can be obtained by mail from the Commission's Public Reference Section at 450 Fifth Street, N.W., Washington, D.C. 20549 at prescribed rates. Such reports, proxy statements and other information also can be inspected at the offices of the New York Stock Exchange, Inc. ("NYSE"), 20 Broad Street, New York, New York 10005.

     The Company has filed a registration statement on Form S-3 (herein, together with all amendments and exhibits, referred to as the "Registration Statement") under the Securities Act of 1933, as amended (the "Securities Act"), with respect to the securities offered hereby. This Prospectus does not contain all of the information set forth in the Registration Statement, certain parts of which are omitted in accordance with the rules and regulations of the Commission. For further information, reference is made to the Registration Statement and the exhibits filed as part thereof. Statements contained herein concerning any document filed as an exhibit are not necessarily complete and, in each instance, reference is made to the copy of such document filed as an exhibit to the Registration Statement. Each such statement is qualified in its entirety by such references.

                INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

     The following documents filed by the Company with the Commission are hereby incorporated by reference in this Prospectus:

     1. Annual Report on Form 10-K for the fiscal year ended December 31, 1994, as amended.

     2. Quarterly Reports on Form 10-Q for the quarters ended March 31, 1995, June 30, 1995 (and amended on October 16, 1995) and September 30, 1995.

     3. Reports on Form 8-K dated January 1, 1995, May 2, 1995 (and amended on June 2, 1995) and July 7, 1995.

     All documents filed by the Company pursuant to Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act after the date of this Prospectus and prior to the termination of the offering of the shares of Common Stock hereby shall be deemed to be incorporated herein by reference and to be a part hereof from the respective dates of filing of such documents.

     Any statement contained in a document incorporated or deemed incorporated by reference herein shall be deemed to be modified or superseded for purposes of this Prospectus and the Registration Statement of which it is a part to the extent that a statement contained herein or in any other subsequently filed document which is also incorporated or deemed to be incorporated by reference herein modifies or supersedes such statement. Any statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this Prospectus or such Registration Statement.

     The Company will provide without charge to each person, including a beneficial owner, to whom a copy of this Prospectus is delivered, upon the written or oral request of any such person, a copy of any or all of the documents which are incorporated herein by reference, other than exhibits to such documents (unless such exhibits are specifically incorporated by reference into such documents). Requests should be directed to William F. Boyd, Esq., Secretary, Coeur d'Alene Mines Corporation, 400 Coeur d'Alene Mines Building, 505 Front Avenue, Coeur d'Alene, Idaho 83814, telephone number (208) 667-3511.

                                  THE COMPANY

     COEUR D'ALENE MINES CORPORATION ("Coeur" or the "Company") is an international producer of precious metals and is principally engaged in the exploration, development, operation and/or ownership of gold and silver mining properties located within the United States in Nevada, Idaho and Alaska and abroad in New Zealand and Chile. The Company's most significant properties are:
(i) the ROCHESTER MINE, a silver and gold surface mining operation located in northwestern Nevada, which is owned and operated by Coeur and which is believed to be one of the largest and lowest cost of production primary silver mines in the United States and is a significant gold producer as well; (ii) the GOLDEN CROSS MINE, an underground and surface gold mining operation located near Waihi, New Zealand, which is operated by Coeur and in which it has an 80% operating interest acquired on April 30, 1993; (iii) ownership of 50% of the capital stock of SILVER VALLEY RESOURCES CORPORATION, which owns the GALENA and COEUR underground silver mines in northern Idaho at which mining operations were suspended in July 1992 and April 1991, respectively, and has under development a program designed to reopen these historic mining properties; (iv) 100% of the KENSINGTON PROPERTY, located north of Juneau, Alaska, which is being developed as an underground gold mine by Coeur; (v) the FACHINAL PROPERTY, located in southern Chile, South America which Coeur acquired in 1990, at which construction of an open pit and underground gold and silver mine and processing plant was completed and initial production commenced in late October 1995; and
(vi) the EL BRONCE MINE, a Chilean gold mine of which the Company acquired operating control in October 1994 and in which the Company has an option to acquire a 51% equity interest by investing approximately $25 million (of which $8.9 million remains to be invested) prior to July 1997. In addition, in September 1994, the Company entered into an agreement under which it has the right to acquire up to a 51% operating interest in another Chilean gold mine, the FARIDE MINE, which has not been operational since 1988, by investing approximately $7.5 million (of which $5.8 million remains to be invested) prior to January 1998.

     No assurance can be given as to whether or when mining operations will resume at the Galena or Coeur Mines or a decision to construct the proposed Kensington Mine will be made. Coeur also has interests in other properties which are the subject of silver or gold exploration activities and on which no commercially minable ore bodies have been identified.

     The Rochester Mine, Golden Cross Mine and El Bronce Mine contributed 56.8%, 29.8% and 1.0%, respectively, of the Company's total income from continuing operations in 1994 and 55.1%, 33.5% and .5%, respectively, of the Company's total income from continuing operations in the nine months ended September 30, 1995.

     The Company is an Idaho corporation organized in 1928. Its executive offices are located at 400 Coeur d'Alene Mines Building, 505 Front Avenue, Coeur d'Alene, Idaho 83814. The telephone number is (208) 667-3511.

     Reference is made to the discussion under "Risk Factors" below for additional information relating to the Company and its business.

                                  RISK FACTORS

     Investors should carefully review the considerations set forth below as well as the other information included in this Prospectus and the documents incorporated by reference herein.

DEPENDENCE UPON GOLD AND SILVER PRICES

     The results of the Company's operations and the market price of the Company's Common Stock are significantly affected by the market prices of gold and silver. Those prices may fluctuate widely and are affected by many factors beyond the Company's control, including interest rates, expectations regarding inflation, currency values, global and regional political and economic conditions and other factors. The depressed price of silver led to the suspension of mining activity at the Galena Mine (in July 1992, during which month the average price of silver was $3.95 per ounce) and at the Coeur Mine (in April 1991, during which month the average price of silver was $3.97 per ounce). Any resumption of mining at those mines, which the Company does not believe will be considered unless the market price of silver exceeds at least $6.00 per ounce, will require the affirmative decision of Silver Valley Resources Corporation (in which the Company has a 50% ownership interest) which now owns those mines. The Company's Rochester Mine, which it wholly owns and operates, the Golden Cross Mine, which the Company operates and in which it has an 80% operating interest, the El Bronce Mine, in which the Company has a 51% interest in operating profits, and the Fachinal Property, which the Company wholly owns and at which it commenced initial production in late October 1995, are the Company's currently operating mining properties. A production decision by the Company relating to the Kensington Property is subject to a market price of gold of at least $400 per ounce, update of the final feasibility study and the receipt of certain required permits. The average market prices of gold (based on the London final quotation) and silver (based on the Handy and Harman base price quotation) in 1992 were $343.73 and $3.94 per ounce, respectively, and rose to $359.77 and $4.30 per ounce, respectively, in 1993, and $384.01 and $5.28 per ounce, respectively, in 1994. The market prices of gold and silver on November 14, 1995 were $385.85 and $5.31 per ounce, respectively. No assurance can be given with respect to such market prices in the future.

CONTINUING OPERATING LOSSES

     Giving retroactive effect to the Company's acquisition of Callahan Mining Corporation ("Callahan") on December 31, 1991, which was accounted for on a pooling of interests basis, the Company recorded losses of approximately $4.2 million in 1990, $14.4 million in 1991 and $759,000 in 1992. Those losses largely reflect the significant non-recurring write-offs relating to the closure of the Ropes and Thunder Mountain Mines and expenses incurred in connection with the acquisition of Callahan, as well as interest expenses and the low silver and gold prices prevailing during these periods. The mine closure write-offs amounted to approximately $5.6 million in 1990 and $5.7 million in 1991, and the expenses incurred in connection with Coeur's acquisition by merger of Callahan in 1991 approximated $5.2 million. Furthermore, a loss of approximately $13.3 million before the cumulative effect of a change in accounting was recorded in the year ended December 31, 1993, which primarily resulted from approximately $9.4 million of non-recurring write-offs relating to the settlement of litigation, resolution of an environmental matter and the write-off of uncollectible notes receivable. A loss of approximately $3.9 million was recorded in the year ended December 31, 1994, on which date the Company's accumulated deficit amounted to approximately $17 million. Net income of $2.3 million, which included a $3.2 million gain relating to the delivery of gold and silver purchased in the open market to satisfy fixed price forward delivery contracts and $2.4 million of income from discontinued operations (including the $2.2 million after-tax gain from the sale of related non-mining assets), was recorded in the nine-month period ended September 30, 1995. The Company's accumulated deficit as of that date declined to approximately $14.8 million. The attainment of net income from continuing operations in the future will primarily depend upon future silver and gold prices and planned production levels at the Company's operating properties.

RISKS ASSOCIATED WITH POSSIBLE ACQUISITIONS

     The Company periodically considers the acquisition of precious metals mines, properties and businesses. As consideration for any acquisition, in addition to the payment of cash, the Company may incur indebtedness or issue debt or equity securities. Accordingly, any acquisition may result in substantial dilution of the percentage ownership of existing stockholders. The Company intends to seek stockholder approval for any such acquisitions only to the extent required by applicable law, regulations or stock exchange rules. The Company currently is not a party to any agreements relating to any material acquisitions.

RISKS ASSOCIATED WITH THE COMPANY'S EXPLORATION AND DEVELOPMENT ACTIVITIES

     Mineral exploration, particularly for gold and silver, involves many risks and frequently is nonproductive. Once mineralization is discovered, it may take a number of years from the initial phases until production is possible, during which time the economic feasibility of production may change. Substantial developmental expenditures are required to establish ore reserves, to determine metallurgical processes to extract the metals from the ore and, in the case of new properties, to construct mining and processing facilities.

     The Company expended approximately $23.0 million and $49.7 million (excluding capitalized interest) in the year ended December 31, 1994 and the nine-month period ended September 30, 1995, respectively, in connection with the exploration and development of its mining properties. The Company currently estimates that its exploration and development expenditures on existing mining properties during the last quarter of 1995 and the year ended December 31, 1996 will approximate $10.9 million and $113.0 million, respectively.

RISKS ASSOCIATED WITH THE COMPANY'S MINING ACTIVITIES

     Following the commencement of production, the mining business continues to be subject to risks and hazards, including quantity of production, environmental hazards, industrial accidents, encountering unusual or unexpected formations, cave-ins, flooding and periodic interruptions due to inclement or hazardous weather conditions. Such risks could result in damage to, or destruction of, mineral properties or producing facilities, personal injury, environmental damage, reduced production and delays in mining, monetary losses and possible legal liability. Insurance fully covering certain environmental risks (including potential liability for pollution or other hazards as a result of disposal of waste products occurring from exploration and production) is not generally available to the Company or to other companies within the industry. The Company has been recognized for its commitment to environmental responsibility and knows of no material environmental liabilities to which it currently is subject.

GOVERNMENT REGULATION

     General. The Company's mining activities are subject to extensive federal, state and local laws governing the protection of the environment, prospecting, development, production, taxes, labor standards, occupational health, mine safety, toxic substances and other matters. The costs associated with compliance with such regulatory requirements are substantial and possible future legislation and regulations could cause additional expense, capital expenditures, restrictions and delays in the development of the Company's properties, the extent of which cannot be predicted. In the context of environmental permitting, including the approval of reclamation plans, the Company must comply with known standards and regulations which may entail significant costs and delays. Although Coeur has been recognized for its commitment to environmental responsibility and it believes it is in substantial compliance with applicable laws and regulations, amendments to current laws and regulations, the more stringent implementation thereof through judicial review or administrative action or the adoption of new laws, could have a materially adverse effect upon the Company. The Company expended approximately $3.0 million and $2.1 million in connection with routine compliance activities at its operating properties in 1994 and the first nine months of 1995, respectively, and expects to expend approximately $981,000 and $2.8 million for that purpose in the fourth quarter of 1995 and the year ended December 31, 1996, respectively. The Company has expended a total of approximately $5.2 million on environmental and permitting activities at the Kensington Property through September 30, 1995, and expects to expend approximately $710,000 and $2.4 million for that purpose in the fourth quarter of 1995 and the year ended December 31, 1996, respectively.

     EPA Regulations. Mining wastes are currently exempt to a limited extent from the extensive set of Environmental Protection Agency ("EPA") regulations governing hazardous waste. The EPA is proceeding with development of a program to regulate mining waste pursuant to its solid waste management authority under the Resource Conservation and Recovery Act ("RCRA"). Certain processing and other wastes, as well as high volume extraction and bonification wastes, are expected to eventually be regulated by the EPA under RCRA. In this connection, legislative re-authorization of RCRA is currently pending and the EPA is studying regulations concerning how mine wastes should be managed and regulated. If the Company's mine wastes were treated as hazardous waste or such wastes resulted in operations being designated as a "Superfund" site under the Comprehensive Environmental Response, Compensation and Liability Act ("CERCLA" or "Superfund") for cleanup, material expenditures would be required for the construction of additional waste disposal facilities or for other remediation expenditures. Under CERCLA, any owner or operator of the land since the time of its contamination may be held liable and may be forced to undertake remedial cleanup action or to pay for the government's cleanup efforts. Additional regulations or requirements may also be imposed upon the Company's tailings and waste disposal operations under the Nevada Water Pollution Control Law.

     Natural Resources Laws. The Company is subject to federal and state laws designed to protect natural resources. The Company and Callahan were advised by the U.S. Department of Interior in July 1995 that they were identified as potentially responsible parties for damages resulting from alleged injury to federal natural resources with respect to the Bunker Hill Superfund Site. The Company presently cannot state whether or estimate the extent to which, if any, it will be liable for any such damages. However, the Company does not believe its liability, if any, relating to the matter will be material in amount.

     Proposed Mining Legislation. Legislation is presently being considered in the U.S. Congress to change the Mining Law of 1872 (the "Mining Act") under which the Company holds mining claims on public lands. It is considered probable that the Mining Act will be amended or be replaced by stricter legislation in 1995 or 1996. The legislation under consideration contains new environmental standards and conditions, additional reclamation requirements and extensive new procedural steps which would likely result in delays in permitting. Among the bills under consideration are bills calling for an 8% gross royalty, a 2.5% net smelter return royalty or a 3.5% net proceeds royalty on the value of minerals mined on public lands, payable to the U.S. Government. A significant portion of the Company's U.S. mining properties are on public lands. Whether or when changes will be enacted or the extent of any changes is not presently known and the potential impact on the Company's United States activities is difficult to predict.

FOREIGN ACTIVITIES

     Although the governments and economies of New Zealand and Chile, the only foreign countries in which the Company currently owns or operates mining properties, have been relatively stable in recent years, the ownership of property in a foreign country generally is subject to the possible risk of expropriation or nationalization with inadequate compensation. The Company does not believe its property interests in New Zealand or Chile currently expose it to those risks. Any foreign operation or investment may also be adversely affected by exchange controls, currency fluctuations, taxation and laws or policies of particular countries as well as laws and policies of the United States affecting foreign trade, investment and taxation.

DIVIDENDS AND DISTRIBUTIONS

     As reported below under "Price Range of Common Stock and Dividends," the Company has paid per share cash distributions or dividends on its Common Stock in recent years. No assurance can be given that cash distributions or dividends will be declared in the future. See "Price Range of Common Stock and Dividends."

                                USE OF PROCEEDS

     The net proceeds from the sale of the Common Stock to the Purchaser pursuant to the arrangements described herein under "Standby Arrangements" will be used to redeem any Debentures not surrendered for conversion.

                   PRICE RANGE OF COMMON STOCK AND DIVIDENDS

     The Company's Common Stock is listed on the NYSE and the Pacific Stock Exchange. The following table sets forth, for the periods indicated, the high and low closing sales prices of the Common Stock as reported on the NYSE Composite Tape:

                                                                                 HIGH       LOW
                                                                               --------   --------
1993:    First Quarter......................................................    $16.000    $10.000
         Second Quarter.....................................................     20.875     15.375
         Third Quarter......................................................     23.750     15.750
         Fourth Quarter.....................................................     22.000     17.500
1994:    First Quarter......................................................     23.500     18.250
         Second Quarter.....................................................     22.625     16.500
         Third Quarter......................................................     22.125     17.125
         Fourth Quarter.....................................................     21.500     14.375
1995:    First Quarter......................................................     18.500     14.750
         Second Quarter.....................................................     21.500     17.500
         Third Quarter......................................................     20.875     17.250
         Fourth Quarter (through November 14, 1995).........................     20.875     17.000

     The Company paid per share cash distributions or dividends of $.15 on its Common Stock on each of April 21, 1995, April 15, 1994, April 16, 1993 and April 15, 1992; $.12 on April 12, 1991; and $.11 on each of April 20, 1990 and April 21, 1989. Future distributions or dividends on the Common Stock, if any, will be determined by the Company's Board of Directors and will depend primarily upon the Company's results of operations, financial condition and capital requirements.

     At November 13, 1995, there were 8,611 record holders of the Company's outstanding Common Stock.

                                 CAPITALIZATION

     The following table sets forth the consolidated capitalization of the Company at September 30, 1995 and as adjusted to reflect the assumed conversion of all the Debentures into 4,866,125 shares of Common Stock. (The table does not reflect the conversion on October 4, 1995 of $30,000 principal amount of Debentures into 1,946 shares of Common Stock.)

                                                                       ACTUAL       AS ADJUSTED
                                                                    ------------    ------------
Long-term debt, including current portion:
     6 3/8% Convertible Subordinated Debentures Due 2004(a)......   $100,000,000    $100,000,000
     7% Convertible Subordinated Debentures Due 2002(b)..........     74,987,000              --
     6% Convertible Subordinated Debentures Due 2002(c)..........     50,000,000      50,000,000
     Limited Recourse Project Loan...............................     23,585,552      23,585,552
     Obligations under capital leases (including $2,115,592
       current portion)..........................................      2,907,971       2,907,971
                                                                    ------------    ------------
     Total long-term debt, including current portion.............    251,480,523     176,493,523
Stockholders' equity:
     Preferred Stock, $1.00 par value per share; authorized
       10,000,000 shares; none outstanding
     Common Stock, $1.00 par value per share; authorized
       60,000,000 shares; issued -- 16,657,995 shares; as
       adjusted -- 21,524,120 shares (including 1,059,211 shares
       held as treasury stock)(d)................................     16,657,995      21,524,120
     Capital surplus(e)..........................................    180,937,624     248,384,244
     Accumulated deficit.........................................    (14,772,272)    (14,772,272)
     Repurchased and nonvested shares............................    (13,284,542)    (13,284,542)
     Unrealized losses on short-term investment securities.......     (1,214,395)     (1,214,395)
                                                                    ------------    ------------
     Total stockholders' equity..................................    168,324,410     240,637,155
                                                                    ------------    ------------
Total capitalization.............................................   $419,804,933    $417,130,678
                                                                     ===========     ===========

---------------

(a) The 6 3/8% Convertible Debentures Due 2004 are convertible into Common Stock at $25.77 per share, subject to adjustment, and are redeemable at specified redemption prices after January 31, 1997.

(b) The 7% Convertible Subordinated Debentures Due 2002 are convertible into Common Stock at $15.41 per share, subject to adjustment, and have been called for redemption on December 15, 1995.

(c) The 6% Convertible Subordinated Debentures Due 2002 are convertible into Common Stock at $25.57 per share, subject to adjustment, and are redeemable at 100% of the principal amount.

(d) Does not include 3,880,481 shares reserved for issuance upon the conversion of the 6 3/8% Convertible Subordinated Debentures Due 2004, 1,955,416 shares reserved for issuance upon the conversion of the 6% Convertible Subordinated Debentures Due 2002, 566,908 shares reserved for issuance under the Company's Executive Compensation Program or 200,000 shares reserved for issuance under the Company's Non-Employee Directors Stock Option Plan.

(e) The as adjusted capital surplus account includes capitalization of the carrying value of the Debentures of $74,987,000, less the par value of the common shares issued of $4,866,125 and prepaid offering costs of $2,674,255.

                      SELECTED CONSOLIDATED FINANCIAL DATA

    The following table summarizes certain selected consolidated financial data with respect to the Company and its subsidiaries and was derived from the Company's Annual Report on Form 10-K for the year ended December 31, 1994 and Quarterly Report on Form 10-Q for the nine months ended September 30, 1995, which are incorporated into this Prospectus. In the opinion of management of the Company, the unaudited information for the nine-month periods ended September 30, 1994 and September 30, 1995 has been prepared on a basis consistent with the audited information and includes all adjustments, which consist only of normal recurring accruals, necessary for a fair presentation of the results for these periods. The results of operations for the nine months ended September 30, 1995 are not necessarily indicative of results for the complete year or any other year.

INCOME STATEMENT DATA:
(Thousands Except Per Share Information)

                                                                                           YEAR ENDED DECEMBER 31,
                                                                           -------------------------------------------------------
                                                                              1990           1991           1992           1993
                                                                           ----------     ----------     ----------     ----------
                                                                           (RESTATED)
Income:
   Sale of concentrates and dore.........................................   $ 53,125       $  49,035      $  41,414      $  67,990
   Less cost of mine operations..........................................     45,375          44,072         37,829         59,804
                                                                           ----------     ----------     ----------     ----------
   Gross profits.........................................................      7,750           4,963          3,585          8,186
   Other income..........................................................      8,939           7,714          4,812          5,388
                                                                           ----------     ----------     ----------     ----------
   Total income..........................................................     16,689          12,677          8,397         13,574
Expenses.................................................................     23,118          29,178         14,118         31,548
                                                                           ----------     ----------     ----------     ----------
Income (loss) from continuing operations before income taxes.............     (6,429)        (16,501)        (5,721)       (17,974)
Provision (benefit) for income taxes.....................................     (1,528)         (1,198)        (4,233)        (3,932)
                                                                           ----------     ----------     ----------     ----------
Loss from continuing operations..........................................     (4,901)        (15,303)        (1,488)       (14,042)
   Income from discontinued operations (net of taxes)(1).................        711             904            729            752
                                                                           ----------     ----------     ----------     ----------
Income (loss) before cumulative effect of change in accounting method....     (4,190)        (14,399)          (759)       (13,290)
Cumulative effect of change in accounting method(2)......................                                                    5,181
                                                                           ----------     ----------     ----------     ----------
Net income (loss)........................................................   $ (4,190)      $ (14,399)     $    (759)     $  (8,109)
                                                                           ===========     =========      =========      =========
Per Share Data:(3)
Earnings per share data:
   Loss from continuing operations.......................................   $  (0.35)      $   (1.00)     $   (0.10)     $   (0.92)
   Income from discontinued operations (net of taxes)....................       0.05            0.06           0.05           0.05
                                                                           ----------     ----------     ----------     ----------
   Income (loss) before cumulative change in accounting method...........      (0.30)          (0.94)         (0.05)         (0.87)
   Cumulative effect of change in accounting method......................                                                      .34
                                                                           ----------     ----------     ----------     ----------
Net income (loss)........................................................   $  (0.30)      $   (0.94)     $   (0.05)     $    (.53)
                                                                           ===========     =========      =========      =========
       Cash dividends per share..........................................   $   0.11       $    0.12      $    0.15      $     .15
                                                                           ===========     =========      =========      =========
Weighted average number of shares of Common Stock and equivalents used in
 calculation.............................................................     13,792          15,308         15,317         15,328
                                                                           ===========     =========      =========      =========


                                                                           ----------------------------------------
                                                                              1994           1994         1995(4)
                                                                           ----------     ----------     ----------

Income:
   Sale of concentrates and dore.........................................   $  79,606      $  60,340      $  66,314
   Less cost of mine operations..........................................      67,802         50,235         53,123
                                                                           ----------     ----------     ----------
   Gross profits.........................................................      11,804         10,105         13,191
   Other income..........................................................      12,689          9,207          8,665
                                                                           ----------     ----------     ----------
   Total income..........................................................      24,493         19,312         21,856
Expenses.................................................................      29,493         22,394         21,508
                                                                           ----------     ----------     ----------
Income (loss) from continuing operations before income taxes.............      (5,000)        (3,082)           348
Provision (benefit) for income taxes.....................................        (264)          (227)           437
                                                                           ----------     ----------     ----------
Loss from continuing operations..........................................      (4,736)        (2,855)           (89)
   Income from discontinued operations (net of taxes)(1).................         793            566          2,360
                                                                           ----------     ----------     ----------
Income (loss) before cumulative effect of change in accounting method....      (3,943)        (2,289)         2,271
Cumulative effect of change in accounting method(2)......................
                                                                           ----------     ----------     ----------
Net income (loss)........................................................   $  (3,943)     $  (2,289)     $   2,271
                                                                            =========      =========      =========
Per Share Data:(3)
Earnings per share data:
   Loss from continuing operations.......................................   $   (0.31)     $   (0.19)     $    0.00
   Income from discontinued operations (net of taxes)....................        0.05           0.04           0.15
                                                                           ----------     ----------     ----------
   Income (loss) before cumulative change in accounting method...........       (0.26)         (0.15)          0.15
   Cumulative effect of change in accounting method......................
                                                                           ----------     ----------     ----------
Net income (loss)........................................................   $    (.26)     $   (0.15)     $    0.15
                                                                            =========      =========      =========
       Cash dividends per share..........................................   $     .15      $    0.15      $    0.15
                                                                            =========      =========      =========
Weighted average number of shares of Common Stock and equivalents used in
 calculation.............................................................      15,388         15,366         15,602
                                                                            =========      =========      =========

BALANCE SHEET DATA:

   Total assets..........................................................     $275,806       $ 261,034      $ 324,878      $ 325,249
   Working capital.......................................................      151,385         129,883        179,370        104,883
   Long-term debt........................................................       59,548          57,902        131,134        129,234
   Shareholders' equity..................................................      200,040         183,938        180,991        170,849

   Total assets..........................................................   $ 412,361      $ 415,856      $ 447,652
   Working capital.......................................................     166,607        182,035        112,636
   Long-term debt........................................................     227,193        227,717        252,049
   Shareholders' equity..................................................     160,292        161,284        168,324

---------------

(1) On May 2, 1995, the Company sold the assets of its flexible hose and tubing division, The Flexaust Company, and shares of a related subsidiary for approximately $10.0 million payable in cash, of which approximately $4 million was paid at the time of closing and the balance is payable over the next five years. The results of operations and the gain on sale of Flexaust manufacturing segment are presented as "Discontinued Operations." The Company recorded a pre-tax gain on the sale of approximately $3.9 million ($2.2 million net of income taxes) during the second quarter of 1995.

(2) Effective January 1, 1993, the Company changed its method of accounting for income taxes by adopting Statement of Financial Accounting Standards (FAS) 109, "Accounting for Income Taxes." FAS 109 requires an asset and liability approach to accounting for income taxes and establishes criteria for recognizing deferred tax assets. Accordingly, the Company adjusted its existing deferred income tax assets and liabilities to reflect current statutory income tax rates and previously unrecognized tax benefits related to federal and certain state net operating loss carryforwards. FAS 109 also contains new requirements regarding balance sheet classification and prior business combinations. Hence, the Company adjusted the carrying values of an incremental interest in the Rochester Property acquired in 1988 and CDE Chilean Mining Corp. acquired in 1990 to reflect the gross purchase value previously reported net-of-tax. The cumulative effect of the accounting change on prior years at January 1, 1993 is a nonrecurring gain of $5,181,188, or $.34 per share, and is included in the Consolidated Statement of Operations for the year ended December 31, 1993. Other than the cumulative effect, the accounting change had no material effect on the results of operations for the year ended December 31, 1993.

   As of January 1, 1993, after giving effect to the implementation of FAS 109, the significant components of the Company's net deferred tax liability were as follows:

                                                                                          DEFERRED INCOME TAXES
                                                                                      ------------------------------
                                                                                         ASSETS          LIABILITIES
                                                                                      -----------        -----------
Property, plant and equipment AMT credit carryforwards............................... $   938,672        $16,756,918
Business credit carryforwards........................................................     628,933
Net operating loss carryforwards.....................................................  17,721,115
                                                                                      -----------        -----------
      Total..........................................................................  19,288,720         16,756,918
Less -- valuation allowance..........................................................  (7,927,904)
                                                                                      -----------        -----------
      Net............................................................................ $11,360,816        $16,756,918
                                                                                      ===========        ===========

   As permitted by FAS 109, prior year financial statements have not been restated to reflect the change in accounting method.

(3) Earnings per share are calculated based on the weighted average number of common shares outstanding and those Common Stock equivalents that are deemed to be dilutive. The 6% Convertible Subordinated Debentures Due 2002 are considered to be Common Stock equivalents. Accordingly, such debentures are assumed to be converted, and interest expense on such debentures, net of tax expense, has been considered in the computation of earnings per share, except in those instances where the effects of conversion would be antidilutive.

(4) Included in the results of operations for the nine months ended September 30, 1995 are (i) a gain of $3.2 million (included in other income) from the sale of gold and silver purchased in the open market which was in turn delivered pursuant to fixed price forward contracts during the quarter ended September 30, 1995; and (ii) $2.4 million of net income from discontinued operations (including the $2.2 million after-tax gain from the related sale of certain non-mining assets in May 1995) during the nine-month period.

                          DESCRIPTION OF CAPITAL STOCK

COMMON STOCK

     The Company is authorized to issue up to 60,000,000 shares of Common Stock, of which, at November 15, 1995, 15,600,730 shares were outstanding and 1,059,211 shares were held as treasury stock, 4,864,179 shares were reserved for issuance upon conversion of the $74,957,000 principal amount of the outstanding Debentures, 3,880,481 shares were reserved for possible issuance upon the conversion of the Company's $100 million principal amount of outstanding 6 3/8% Convertible Subordinated Debentures Due 2004, 1,955,416 shares were reserved for issuance upon conversion of the Company's $50 million principal amount of outstanding 6% Convertible Subordinated Debentures Due 2002, 566,908 shares were reserved for issuance under the Company's Executive Compensation Program and 200,000 shares were reserved for issuance under the Company's Non-Employee Directors Stock Option Plan.

     The holders of Common Stock are entitled to one vote for each share held of record on each matter submitted to a vote of stockholders, and upon giving notice required by law, may cumulate their votes in elections of directors. Subject to preferences that may be applicable to any shares of Preferred Stock of the Company outstanding at the time, holders of Common Stock are entitled to receive ratably such dividends as may be declared by the Board of Directors out of funds legally available therefor and, in the event of the liquidation, dissolution or winding up of the Company, are entitled to share ratably in all assets remaining after payment of liabilities. Holders of Common Stock have no preemptive rights and have no rights to convert their Common Stock into any other security. The outstanding Common Stock is fully-paid and non-assessable.

     The Company's Articles of Incorporation include a "fair price" provision applicable to certain business combination transactions in which the Company may be involved. The provision requires that an Interested Stockholder (the holder of 10% or more of the Company's outstanding shares of Common Stock) not engage in certain specified transactions (e.g., mergers, sales of assets, dissolution and liquidation) unless one of three conditions is met: (i) a majority of the directors who are unaffiliated with the Interested Stockholder and were directors before the Interested Stockholder became an Interested Stockholder approve the transaction; (ii) holders of 80% or more of the outstanding shares of Common Stock approve the transaction; or (iii) the stockholders are all paid a "fair price," i.e., generally the higher of the fair market value of the shares or the same price as the price paid to stockholders in the transaction in which the Interested Stockholder acquired its block. By discouraging certain types of hostile takeover bids, the fair price provision may tend to insulate current management against the possibility of removal. The Company is not aware of any person or entity proposing or contemplating such a transaction.

     The transfer agent and registrar for the Company's Common Stock is First Interstate Bank of Oregon, N.A., Portland, Oregon.

PREFERRED STOCK

     The Company is authorized to issue up to 10,000,000 shares of Preferred Stock, none of which have been issued. The Board of Directors has the authority to determine the dividend rights, dividend rates, conversion rights, voting rights, rights and terms of redemption and liquidation preferences, redemption prices, sinking fund terms on any series of Preferred Stock, the number of shares constituting any such series and the designation thereof. Holders of Preferred Stock have no preemptive rights and have no rights to convert their Preferred Stock into any other securities. While series may be designated and Preferred Stock may be issued from time to time in the future, except upon exercise of the Rights (as described below), the Company has no present plans to issue any such shares.

     On May 24, 1989, the Board of Directors of the Company declared a dividend distribution of one Right for each outstanding share of the Company's Common Stock to stockholders of record at the close of business on June 16, 1989. Each Right entitles the registered holder to purchase from the Company one one-hundredth of a share of Series A Preferred Stock at a purchase price of $100 in cash ("Purchase Price"), subject to adjustment. The description and terms of the Rights are set forth in a Rights Agreement, dated as of May 24, 1989 (the "Rights Agreement"), between the Company and First Interstate Bank of Oregon, N.A., as Rights

Agent. The Rights are not exercisable or detachable from the Common Stock until ten days after any person or group acquires 20% or more (or commences a tender offer for 30% or more) of the Company's Common Stock. If any person or group acquires 30% or more of the Company's Common Stock or acquires the Company in a merger or other business combination, each Right (other than those held by the acquiring person) will entitle the holder to purchase Preferred Stock of the Company or common stock of the acquiring company having a market value of approximately two times the $100 exercise price. The Rights expire on May 24, 1999, and can be redeemed by the Company at any time prior to their becoming exercisable. Shares of Common Stock issued prior to the expiration date of the Rights upon conversion of the Debentures will be accompanied by Rights.

                              STANDBY ARRANGEMENTS

     Under the terms and subject to the conditions of a Standby Agreement (the "Standby Agreement"), UBS Securities Inc. (the "Purchaser") has agreed on the Redemption Date to purchase from the Company the number of shares (the "Redemption Shares") of Common Stock that would have been issuable upon conversion of the Debentures that are not surrendered for conversion on or prior to the Expiration Time. The Redemption Shares will be purchased by the Purchaser from the Company at a price per share of $16.49 (i.e., $1,070 / 64.9). The Purchaser may purchase Debentures in the open market or otherwise prior to the Expiration Time.

     The Company has been advised that the Purchaser proposes to offer any Common Stock purchased from the Company or acquired on conversion by the Purchaser of Debentures for resale as set forth on the cover page of this Prospectus. The Purchaser may also make sales to certain securities dealers at prices which may reflect concessions from the prices at which the shares are then being offered to the public. The amount of such concessions will be determined from time to time by the Purchaser. The sales of Common Stock so offered are offered by the Purchaser subject to prior sale, when, as, and if received by the Purchaser, and subject to its right to reject orders in whole or in part. The Purchaser has agreed to remit to the Company 50% of the amount, if any, by which the aggregate net proceeds received by the Purchaser from sales of the Redemption Shares exceeds the aggregate purchase price of the Redemption Shares.

     Pursuant to the Standby Agreement, the Company has agreed to pay a standby fee to the Purchaser for the commitments undertaken by it under the Standby Agreement. The standby fee ranges from .25% to 1.00% of the aggregate redemption price of 107% of the principal amount of the outstanding Debentures depending on the difference between the market value per share of the Common Stock at the time the Debentures are called for redemption and $16.49. In addition, a take-up fee will also be paid to the Purchaser in an amount ranging from 2.25% to 6.00% of $16.49 multiplied by the number of Redemption Shares depending upon the number of such shares purchased and the difference between the Common Stock price at the time the Debentures are called for redemption and $16.49. In addition, the Purchaser has agreed to advance to the Company monies, if any, required for deposit with the Trustee pursuant to the terms of the Indenture with the Company reimbursing the Purchaser for the cost of any such deposit. The Company has agreed to reimburse the Purchaser for its reasonable out-of-pocket expenses, including the fees and disbursements of its counsel.

     During the period beginning from the date of this Prospectus and continuing to and including the Redemption Date, and, if the Purchaser purchases any Redemption Shares, further continuing and including the date ending 90 days after the Redemption Date, the Company has agreed not to offer, sell, contract to sell or otherwise dispose of any shares of Common Stock of the Company or any securities convertible into or exchangeable for shares of Common Stock (except for any securities issued, offered, sold or disposed of by the Company in connection with a business combination transaction approved by the Company's shareholders or pursuant to its stock option and other benefit plans maintained for its officers, directors and employees or Common Stock issued or distributed in connection with the conversion of any security of the Company outstanding on the date of this Prospectus) without the Purchaser's prior written consent.

     The Company has agreed to indemnify the Purchaser against certain liabilities, including liabilities under the Securities Act.

     The Purchaser may assist in the solicitation of conversions by holders of Debentures but will receive no commission therefor.

     In the ordinary course of their regular business the Purchaser and certain affiliates of the Purchaser may provide investment banking and commercial banking services to the Company.

                                 LEGAL MATTERS

     The legality of the Common Stock offered hereby will be passed upon for the Company by Freedman, Levy, Kroll & Simonds, Washington, D.C. and for the Purchaser by Cravath, Swaine & Moore, New York, New York.

                              INDEPENDENT AUDITORS

     The consolidated financial statements of the Company appearing in the Company's Annual Report on Form 10-K for the year ended December 31, 1994 have been audited by Ernst & Young LLP, independent auditors, as set forth in their report thereon included therein and incorporated herein by reference. Such consolidated financial statements are incorporated herein by reference in reliance upon such report given upon the authority of such firm as experts in accounting and auditing.

   No person has been authorized to give any information or to make any representations other than those contained in this Prospectus, and, if given or made, such information or representations must not be relied upon as having been authorized. This Prospectus does not constitute an offer to sell or solicitation of an offer to buy any securities other than the securities to which it relates or an offer to sell or the solicitation of an offer to buy such securities in any circumstances in which such offer or solicitation is unlawful. Neither the delivery of this Prospectus nor any sale made hereunder shall, under any circumstances, create any implication that there has been no change in the affairs of the Company since the date hereof or that the information contained herein is correct as of any time subsequent to its date.

                            ------------------------
                               Table of Contents

                                             Page
                                             -----
Available Information........................     2
Incorporation of Certain Documents by
  Reference..................................     2
The Company..................................     3
Risk Factors.................................     4
Use of Proceeds..............................     7
Price Range of Common Stock and Dividends....     7
Capitalization...............................     8
Selected Consolidated Financial Data.........     9
Description of Capital Stock.................    10
Standby Arrangements.........................    11
Legal Matters................................    12
Independent Auditors.........................    12

                                4,864,179 SHARES

                                     [LOGO]


                                  COMMON STOCK
                            ------------------------
                                   Prospectus
                               November 15, 1995
                            ------------------------

                              UBS SECURITIES INC.

                                    PART II
                     INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 14.  OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION.

     The estimated expenses to be paid by the Registrant in connection with the securities being registered are as follows:

    SEC registration fee......................................................   $ 31,449
    Printing and engraving expenses...........................................      7,500
    Legal fees and expenses...................................................    150,000
    Accounting fees and expenses..............................................     45,000
    Blue Sky fees and expenses (including legal fees).........................      6,500
    Miscellaneous.............................................................      4,551
                                                                                 --------
              Total...........................................................   $245,000
                                                                                 ========

ITEM 15.  INDEMNIFICATION OF DIRECTORS AND OFFICERS.

     Under Title 30, Section 30-1-5 of the Idaho Code and Article VI(b) of the Registrant's By-Laws, the Registrant's directors and officers may be indemnified against certain liabilities which they may incur in their capacities as such. The material terms of the indemnification provisions are indemnification (i) with respect to civil, criminal, administrative or investigative proceedings brought because the defendant is or was serving as an officer, director, employee or agent of the Company; (ii) for judgments, fines and amounts paid in settlement reasonably incurred; (iii) if the defendant acted in good faith and in a manner he believed to be in the best interest of the Company; and (iv) if, with respect to a criminal proceeding, he had no reasonable cause to believe his conduct was unlawful. Attorney's fees are included in such indemnification to the extent the indemnified party is successful on the merits in defense of the proceeding. If the foregoing criteria are met, indemnification also applies to a suit threatened or pending by the Company against the officer, director, employee or agent with respect to attorney's fees unless there is negligence on the part of the indemnified party. Indemnification is made only upon a determination by the Company that it is proper under the circumstances because the applicable standard is met. The determination shall be made by a majority vote of (i) a quorum of the board of directors consisting of those persons who are not parties to the proceeding; (ii) if such a quorum is not available, by independent legal counsel in writing; or (iii) by the shareholders. Expenses for defense may be paid in advance of final disposition of the proceeding if the indemnified party provides an undertaking to repay such amounts if it is determined that the applicable standard has not been met. The Registrant also has an officers' and directors' liability insurance policy. This insurance policy contains a limit of liability of $10 million with a retention to the Company of $500,000, on a claims made basis. The policy covers claims against officers and directors for "wrongful acts" and also reimburses the Company to the extent the Company indemnifies officers and directors in accordance with applicable law and its by-laws. "Wrongful act" is defined to mean any breach of duty, neglect, error, misstatement, misleading statement, omission or act by the directors or officers of the Company in their respective capacities as such, or any matter claimed against them solely by reason of their status as directors or officers of the Company. The policy contains numerous exclusions of liability which are exceptions to coverage.

ITEM 16.  EXHIBITS.

 1        -- Form of Standby Agreement
 5        -- Legal opinion, dated November 15, 1995, of Freedman, Levy, Kroll & Simonds regarding legality of securities offered
23.1      -- Consent of Ernst & Young LLP. (See page II-5.)
23.2      -- Consent of Freedman, Levy, Kroll & Simonds (included in Exhibit 5).

ITEM 17.  UNDERTAKINGS

     The undersigned Registrant hereby undertakes:

          (1) To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:

             (i) To include any prospectus required by Section 10(a)(3) of the Securities Act of 1933;

             (ii) To reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in this registration statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high and of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than 20 percent change in the maximum aggregate offering price set forth in the "Calculation of Registration Fee" table in the effective registration statement;

             (iii) To include any material information with respect to the plan of distribution not previously disclosed in this registration statement or any material change to such information in this registration statement.

          Provided, however, that the undertakings set forth in paragraphs (i) and (ii) above do not apply if the information required to be included in a post-effective amendment by those paragraphs is contained in periodic reports filed with the Commission by the Registrant pursuant to Section 13 or Section 15(d) of the Securities Exchange Act of 1934 that are incorporated by reference in this registration statement.

          (2) That, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

          (3) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

          (4) That, for purposes of determining liability under the Securities Act of 1933, each filing of the Registrant's annual report pursuant to
     Section 13(a) or Section 15(d) of the Securities Exchange Act of 1934 that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

     Insofar as indemnification for liabilities arising under the Securities Act of 1933 (the "Act") may be permitted to directors, officers and controlling persons of the Registrant pursuant to the foregoing provisions or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

                                   SIGNATURES

     PURSUANT TO THE REQUIREMENTS OF THE SECURITIES ACT OF 1933, THE REGISTRANT CERTIFIES THAT IT HAS REASONABLE GROUNDS TO BELIEVE THAT IT MEETS ALL OF THE REQUIREMENTS FOR FILING ON FORM S-3 AND HAS DULY CAUSED THIS REGISTRATION STATEMENT OR AMENDMENT THERETO TO BE SIGNED ON ITS BEHALF BY THE UNDERSIGNED, THEREUNTO DULY AUTHORIZED, IN COEUR D'ALENE, IDAHO, ON THE 14TH DAY OF NOVEMBER, 1995.

                                          COEUR D'ALENE MINES CORPORATION
                                                       (Registrant)

                                          By:        DENNIS E. WHEELER
                                             ---------------------------------
                                                     DENNIS E. WHEELER
                                             (CHAIRMAN OF THE BOARD, PRESIDENT
                                                AND CHIEF EXECUTIVE OFFICER)

     KNOW ALL MEN BY THESE PRESENTS, THAT EACH PERSON WHOSE SIGNATURE APPEARS BELOW CONSTITUTES AND APPOINTS DENNIS E. WHEELER, JAMES A. SABALA AND WILLIAM F. BOYD HIS TRUE AND LAWFUL ATTORNEYS-IN-FACT AND AGENTS, EACH ACTING ALONE, WITH FULL POWERS OF SUBSTITUTION, FOR HIM AND IN HIS NAME, PLACE AND STEAD, IN ANY AND ALL CAPACITIES, TO SIGN ANY OR ALL AMENDMENTS (INCLUDING POST-EFFECTIVE AMENDMENTS) TO THIS REGISTRATION STATEMENT, AND TO FILE THE SAME, WITH EXHIBITS THERETO, AND OTHER DOCUMENTS IN CONNECTION THEREWITH, WITH THE SECURITIES AND EXCHANGE COMMISSION, GRANTING UNTO SAID ATTORNEYS-IN-FACT AND AGENTS, EACH ACTING ALONE, FULL POWER AND AUTHORITY TO DO AND PERFORM FOR ALL INTENTS AND PURPOSES AS HE MIGHT OR COULD DO IN PERSON, HEREBY RATIFYING AND CONFIRMING ALL THAT SAID ATTORNEYS-IN-FACT AND AGENTS, EACH ACTING ALONE, OR HIS SUBSTITUTE OR SUBSTITUTES, MAY LAWFULLY DO OR CAUSE TO BE DONE BY VIRTUE THEREOF.

     PURSUANT TO THE REQUIREMENTS OF THE SECURITIES ACT OF 1933, THIS REGISTRATION STATEMENT OR AMENDMENT THERETO HAS BEEN SIGNED BELOW BY THE FOLLOWING PERSONS IN THE CAPACITIES AND ON THE DATES INDICATED:

                   SIGNATURE                                TITLE                    DATE
-----------------------------------------------   -------------------------   ------------------
                                                  Chairman of the Board of
                                                    Directors, President,
                                                   Chief Executive Officer
                                                   and Director (Principal
               DENNIS E. WHEELER                     Executive Officer)       November 14, 1995
-----------------------------------------------
               DENNIS E. WHEELER

                                                  Senior Vice President --
                                                   Finance and Treasurer,
                                                  (Principal Financial and
                                                   Accounting Officer) and
                JAMES A. SABALA                           Director            November 14, 1995
-----------------------------------------------
                JAMES A. SABALA

                CECIL D. ANDRUS                           Director            November 14, 1995
-----------------------------------------------
                CECIL D. ANDRUS

               JOSEPH C. BENNETT                          Director            November 14, 1995
-----------------------------------------------
               JOSEPH C. BENNETT

                JAMES J. CURRAN                           Director            November 14, 1995
-----------------------------------------------
                JAMES J. CURRAN

               JEFFREY T. GRADE                           Director            November 14, 1995
-----------------------------------------------
               JEFFERY T. GRADE

               DUANE B. HAGADONE                          Director            November 14, 1995
-----------------------------------------------
               DUANE B. HAGADONE

               JAMES A. MCCLURE                           Director            November 14, 1995
-----------------------------------------------
               JAMES A. MCCLURE

                                                                    EXHIBIT 23.1

                       CONSENT OF INDEPENDENT ACCOUNTANTS

     We consent to the reference to our firm under the caption "Independent Auditors" in this Registration Statement on Form S-3 and related prospectus of Coeur d'Alene Mines Corporation and to the incorporation by reference therein of our report dated February 10, 1995 with respect to the consolidated financial statements and schedules of Coeur d'Alene Mines Corporation included in its Annual Report on Form 10-K for the year ended December 31, 1994, filed with the Securities and Exchange Commission.

                                          ERNST & YOUNG LLP

Seattle, Washington
November 13, 1995

                                                                    EXHIBIT 23.2

                               ATTORNEYS' CONSENT

     The consent of Freedman, Levy, Kroll & Simonds to the use of Exhibit 5 hereto, and to the references to their name under the heading "Legal Matters" in the Prospectus constituting a part of this Registration Statement, is included in that Exhibit.